[Ohio Casualty Corporation letterhead]

Michael A. Winner, CPA
Executive Vice President & Chief Financial Officer





March 3, 2006




Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington  DC  20549


Re:  Ohio Casualty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 0-05544

Dear Mr. Rosenberg:

The Ohio Casualty Corporation ("Corporation") represents the following in response to a telephone conversation with the staff of the Securities and Exchange Commission (the "Staff" or "Commission") on March 1, 2006: (For this purpose, the terms "Loss Reserve" and "Group" are defined in the Corporation's Annual Report of Form 10-K for the year ended December 31, 2005.)

   The Group agrees to undertake an assessment to evaluate the sensitivity or variability of changes in significant assumptions related to our estimate of Loss Reserves in the aggregate and/or by product line, to the extent material. Upon completion of such sensitivity or variability assessment, and to the extent that Management believes the information to be reasonably accurate and credible and would be beneficial, in the opinion of Management, to the understanding of the Group's financial statements, the Corporation will include the results of this sensitivity/variability analysis either in the aggregate or by product line, as appropriate, in the first practicable periodic filing of the Corporation that follows the completion of this assessment.

Further, pursuant to an additional request of the Staff in the above referenced telephone conversation, the Corporation is providing to the Staff, as an attachment to this letter, additional proposed language for inclusion in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. This additional proposed language is included within the subsection "Reserve Variability and Uncertainty" of the section "Loss and Loss Adjustment Expenses" of Critical Accounting Policies of Management's Discussion and Analysis.




9450 Seward Road, Fairfield, OH  45014       Telephone: 513-603-2400
Fax: 513-603-7900        www.ocas.com

In response to your previous request to include the following, please be advised the Corporation reconfirms and acknowledges:
   - that it is responsible for the adequacy and accuracy of the disclosure in the filing;
   - that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Debra K. Crane, Senior Vice President, General Counsel and Secretary, by telephone at (513) 603-2213 or via fax at (513) 603-2208 or email at Debra.Crane@ocas.com if you have questions or comments on the responses of the Corporation.

Sincerely,





/s/ Michael A. Winner

Michael A. Winner
Executive Vice President and
Chief Financial Officer

Attachment




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                                ATTACHMENT
                                ----------


Reserve variability and uncertainty
-----------------------------------
There is a great deal of uncertainty in the loss reserve estimates and unforeseen events can have unfavorable impacts on the loss reserve estimates. Reinsurance is purchased to mitigate the impact of large losses and catastrophic events. The estimate of reinsurance recoverables is considered a critical accounting estimate and discussed on pages 41 and 42 of this Annual Report on Form 10-K.

Loss reserve uncertainty is illustrated by the variability in reserve development presented in the Analysis of Development of Loss and LAE Liabilities schedule which appears on pages 11 and 12 under Item 1 of this Annual Report on Form 10-K. This schedule shows cumulative loss reserve development for each of the past ten years through December 31, 2005 on a gross and net of reinsurance basis. The development on a net of reinsurance basis as a percent of the original estimates ranges from adverse development of 17.2% of original estimates for loss reserves at year-end 2000 to favorable development of 0.9% of original estimates for loss reserves at year-end 2004. The oldest period shown, 1995, shows adverse development of 1.9% of original loss reserves ten years after the original estimates.

To illustrate the uncertainty by operating segment, the following table provides the before-tax amount of prior accident years' loss reserve development by operating segment on a net of reinsurance basis for the years ended December 31, 2005, 2004 and 2003, respectively:


Operating Segment                             2005        2004        2003
-----------------                             ----        ----        ----
Commercial Lines                            $ 29.1      $(15.0)     $ 41.0
Specialty Lines                              (12.3)       (9.4)      (21.3)
Personal Lines                               (36.9)        2.6        14.4
                                            -------     -------     -------
 Total Prior Accident Years' Development    $(20.1)     $(21.8)     $ 34.1
                                            =======     =======     =======

This table illustrates that favorable development can occur for one operating segment while adverse development occurs for another, and that development from year to year can be either favorable or adverse for an operating segment.

Within each operating segment, development can also be favorable or adverse by product line within the same period. For example, for the Commercial Lines operating segment in 2005, the workers' compensation product line had adverse development of $42.0 while the commercial auto product line had favorable development of $30.6.

Reserve estimates are also uncertain by accident period. To illustrate this, the following table provides the before-tax amount of prior accident years' loss and LAE reserve development by accident year on a net of reinsurance basis for all lines combined:


Accident Period                               2005        2004        2003
---------------------------------------------------------------------------

Accident Year 2004                          $(30.8)     $    -      $    -
Accident Year 2003                           (32.0)      (36.9)          -
Accident Year 2002                           (28.2)      (10.4)      (39.0)
Accident Year 2001                            (7.6)       (0.9)        8.0
Accident Year 2000 & prior                    78.5        26.4        65.1
---------------------------------------------------------------------------
 Total Prior Accident Years' Development    $(20.1)     $(21.8)     $ 34.1
                                            =======     =======     =======


This table illustrates that recent accident periods have developed favorably while the older periods have developed adversely. More than half of the $78.5 of adverse development for accident years 2000 & prior in calendar period 2005 is attributed to our review of workers' compensation permanent cases which is discussed in more detail below. We do not believe that older accident years will always develop adversely while more recent years develop favorably.

However, it should be understood that the "prior" accident years' category includes claims covering many decades, many of which are complex.
Conversely, the recent accident years include a mix of claims of varying degrees of difficulty for which many are relatively straight-forward to establish loss reserves.

The Group does not prepare loss reserve ranges, nor does it project future variability, when determining its best estimate, although the above examples of actual historical changes in loss reserve estimates provide a measure of the uncertainty underlying the current loss reserve estimates. The Loss Reserve process takes all risk factors, as previously disclosed, into account, but no one risk factor has been bifurcated to perform a sensitivity or variability analysis because the risk factors were considered in the aggregate. As a result, the Group is not in a position to quantify the impact of reasonably likely changes to significant assumptions at this time.

The Group has four categories of loss reserves that it considers highly uncertain, and therefore, could have a material impact on future financial results: workers' compensation, asbestos and environmental liability, construction defect exposures and commercial umbrella. These categories are described below with relevant historical data.

Workers' compensation represents the Group's largest product line as measured by the magnitude of loss reserves, representing approximately 30% of the total on a net of reinsurance basis. The coverage provided includes indemnity and medical benefits generally defined by state regulation. Indemnity benefits compensate the injured worker for wage replacement, while the medical benefits generally provide unlimited coverage for a work-related accident for the life of the claimant. Many workers' compensation claims are small and are settled within a year or two of the accident date. However, some of the claims are serious, resulting in costs that can extend for decades. For workers' compensation loss reserves net of reinsurance at year-end 2005, approximately 60% are related to claims over five years old, and approximately 35% are related to claims over ten years old.

During 2005, in response to industry wide development, the Group's claims department reviewed permanent workers' compensation cases to re-assess life expectancy and medical costs. The review resulted in increases to loss reserves on approximately 25% of the inventory of approximately 1,200 permanent cases. These adjustments comprise a substantial part of the $42.0 adverse development for this product line in 2005. The Group will continue to monitor these types of claims in the future.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance industry. Historically, the Group has written small commercial accounts with a focus on contracting business. Within the manufacturing category, the Group has concentrated on light manufacturers, thus the Group's exposure to asbestos is related to installers and
distributors as opposed  to the large manufacturers.   Consequently, the
Group believes it has minimal exposure to the primary defendants involved
in major asbestos litigation.   The Group's exposure to environmental
liability is due to policies written prior to the introduction of the absolute pollution endorsement in the mid-80's and to underground storage
tanks, mostly from New Jersey homeowner's policies in recent years.   The
Group has limited exposures to the national priority list, a list of known or threatened releases of hazardous substances, pollutants, or contaminants throughout the United States. The Group also has limited asbestos and environmental exposures related to assumed reinsurance business written prior to 1980 with small policy limits.

In 2005 and 2004, respectively, the Group paid loss and LAE of $7.3 and $7.0 for asbestos and environmental claims on a net of reinsurance basis. At year-end 2005 and 2004, asbestos and environmental reserves net of reinsurance were $95.8 and $82.6, respectively.

The Group defines construction defect exposure as liability for allegations of defective work and completed operations losses from general, commercial multiple peril and umbrella liability policies involving multiple-units (condos/townhouses/apartments/tracts of single family homes), multiple defendants (e.g. developers, sub-contractors), usually with multiple defect issues, and often involving multiple insurance carriers. Loss reserves are difficult to estimate for this exposure because of the complexity of the claims and the late reporting which often occurs many years after the
policy term.   The Group excludes from this definition claims related to
individual single family homes, apartments/townhomes or other residential properties if the defect issues are limited in scope and volume.

Paid losses for construction defect claims, net of reinsurance, were $19.2 in 2005, compared to $9.9 in 2004 and $16.5 in 2003. Paid claims legal related LAE, net of reinsurance, for construction defect claims were $6.1
in 2005, compared with $5.1 in 2004 and $4.3 in 2003.   Loss and legal
related LAE reserves were $56.4, $78.3 and $86.7 at year-end 2005, 2004 and 2003, respectively. These totals exclude construction defect losses from the state of California because the Group stopped writing in that state in 1993 and the remaining claims are minimal.

The Group writes commercial umbrella business with large policy limits.
The period of time between the loss occurrence, the reporting of the claim to the insurer, and the settlement of the claim can extend over many years. The large policy limits, complexity of claims and the lengthy time period required to reach settlement increase the uncertainty of loss estimates. Reinsurance is purchased to mitigate the impact of these large losses. For 2005 and 2004, commercial umbrella loss reserves prior to reinsurance were $718.4 and $637.1, respectively, while loss reserves net of reinsurance were $272.3 and $236.1, respectively.